A FILM BY JULIA ST PIERRE

A DREAM FOR AMY

INVEST IN **A DREAM FOR AMY LLC**

Female Vampire movie

ihearanaccentproductions.com   New York, United States      Female Founder

Entertainment   Film   Media

Highlights

1. An elevated Female Vampire movie

2. Low budget horror, intelligently executed, remains one of the most profitable sectors in indie film.

3. Strong Female team of Screenwriter, Director and Producer

4   Producer Marine Assaiante worked on the movie HER SONG, with James Ivory as Executive Producer

5   Horror hits 104.49 B of the market size in 2023 and is projected to reach 182.23 B by 2031

6   5th feature film of the Director, Julia St Pierre

Featured Investor



John Kaye
Syndicate Lead

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Invested $5,000 ⓘ

"I have spent the last 10 years working in institutional investing for a large public endowment and for many years prior to that working in public accounting with clients that were either family offices or foundations that invested in start-ups. I became interested in investing in independent film making a few years ago. I invested in Her Song, a movie for which Marine Assaiante was the co-producer. They put together an impressive cast for Her Song and it's been rewarding to watch that it come to fruition. Marine kept the investors updated along the way and had a successful trip to the Cannes Film Festival to promote the film. Prior to Her Song, I invested in some other women directed independent film projects. I have met with Marine and Julia St Pierre and discussed A Dream for Amy and the appeal of the horror genre. Julia is an award-winning director of several prior films and both Marine and Julia impressed me with their vision and commitment to A Dream for Amy. They want to produce a quality film while recognizing the importance of doing so on a modest budget. They have identified the location and are moving ahead. I look forward to working with and supporting them in creating A Dream for Amy! I believe this film has great potential and know there is an audience that is thirsting for it!"

Our Team



Julia St. Pierre   Screenwriter, Director and Producer

Director of already 4 feature films, like the documentary, 'Our Corner Of The Planet,' streaming on IFT Network and Amazon, 'The Monster Next To You,' streaming on IFT Network, and 'Sleep, Celeste,' which has won multiple Film Festival Awards.



Marine Assaiante Producer

AWARD-WINNING producer, who recently produced the movie HER SONG with legend James Ivory as Executive Producer. She created the show, "Check, Please," (80 festivals selections and 22 awards) and 'Mom to be" who was awarded the NYC Women's Fund for Media.

A FEMALE VAMPIRE MOVIE

THE STORY

A Dream For Amy is a story about family and how family can either be a force for good or evil in the community. The goal is to make people reconsider what family and motherhood mean all in the guise of a vampire movie.


A DREAM FOR
AMY
A FILM BY JULIA ST. PIERRE
A FEMALE VAMPIRE MOVIE
A young woman tries to save her friend from the clutches of her vampiristic mother.

Clarissa is excited to visit her mom during spring break, but that excitement quickly turns to concern. As soon as Clarissa arrives back in her hometown she reconnects with an old schoolmate, Amy. Amy is still living at home with her domineering parents and Clarissa seems to be the only one in town who believes that something is really wrong. As Clarissa gets Amy away from the clutches of her parents, especially her mother, Elizabeth, it becomes abundantly clear that she was right. Elizabeth isn't just a typical narcissistic mother, she's a real vampire using Amy as a food source, and she'll do

mother, she's a real vampire using Amy as a food source, and she'll do anything to keep Amy under her control.

KEY CHARACTERS



Elizabeth

Elizabeth is an ancient vampire, part of the Medieval Hungarian royal family and a descendant of Vlad Dracul. She has waged wars and sold her soul, but what she really craves is love. Unable to understand love or family, she ruins every chance at happiness that comes her way. After countless fabricated families and identities is seems like maybe she's found what she wants with Ethan and Amy. That is, until Amy rejects her, giving Clarissa the opportunity to finally defeat her.



Amy

Amy has lived her whole life under her parent's proverbial thumbs, especially her mother's. Her whole life has been dictated for her and she basically lives to serve her mother's vampire appetites. It isn't until she sees Clarissa again and gets to talk to her that she realizes something is actually wrong with her life. Emboldened by Clarissa's influence, Amy defies her mother and father, leading to her ultimate downfall.

KEY CHARACTERS

Clarissa

Clarissa is a young college student visiting her mom in upstate New York during spring break. While she loves her mom, she doesn't always see eye to eye with her. This is especially true when Clarissa reconnects with Amy. Clarissa can't help but want to rescue everyone, even at her own peril, much to her mother's chagrin. Her inner strength and desire to help the less fortunate will ultimately put her and everyone she loves in harms way.



Lenore

Lenore just wants what's best for her daughter, or so she tells herself. In reality, her actions stem from her own fears and her own regrets at letting the love of her life, Ethan, slip through her fingers. Lenore hates Ethan's daughter, Amy, and won't let Clarissa help the poor girl at first. But eventually Clarissa gets through to her and she realizes how blind she's been. Eventually Lenore is able to put the past behind her and let Ethan go.





Ethan

Ethan never saw himself reaching for the stars, that is until he met Elizabeth. Swept off his feet by the strange outsider and her promises of adventure and


Swept off his feet by the strange outsider and her promises of adventure and riches, he lets himself become complicit in abuse and dark rituals. Part of him misses his simpler life with Lenore, but he's in too deep and he can't walk away from Elizabeth even if he wanted to. Even when he fails at his job of keeping Amy away from the world and is tortured by Elizabeth, his last breath is used to profess his love for her.



Dillon

Dillon is a psychology major, but he's not actually that great at dealing with people. As the son of a preacher he craves a life ruled by logic and control. However, he falters when he realizes he can't even control the woman he loves, Clarissa. And while he wants to help Amy as best he can, he refuses to open his eyes and realize that what's going on is totally out of the realm of logic or science until it's too late.

Horror movies best hold up a mirror to society, because they deal directly with our basic fears. Nothing is considered so sacrosanct as the nuclear family, but nothing else is quite so fraught with emotional and physical danger. Vampirism has always been a symbol of disease, but it also works as a metaphor for narcissistic parenting and the everyday danger of abuse that exits in every corner of every town in every part of the world. 'A Dream For Amy' explores that connection and aims to challenge the audience in their views on motherhood, following in the tradition of so-called 'b movies' that disguised heady themes in the trampings of gothic horror.

Here's some visual references and films inspiration.






A HAMMER FILM PRODUCTION
NEW FROM HAMMER!
THE TIME: NOW
THE PLACE: KINGS ROAD, CHELSEA
THE KILLER: COUNT DRACULA
DRACULA A.D. 1972
THE CURSE OF FRANKENSTEIN
TWINS OF DRACULA
THE GORGON
THE BABADOOK
BRAM STOKER'S COUNT Dracula
UNFRIENDED
THE LAST EXORCISM
IN THEATERS AUGUST 27
HORROR OF DRACULA

Note from the author:

I have always approached filmmaking simply: tell a story that people want to hear. Film does not have to be complicated or over-explained. Audiences are smart and they want to be treated as such. In all my work, even if it is not successful, I have told simple, but engaging stories that challenge the audience rather than talk down to them. That is also true in 'A Dream For Amy.' At the heart of it, this is a story about family and how family can either be a force for good or evil in the community. The goal is to make people reconsider what family and motherhood mean all in the guise of a vampire movie.

MOTHER-DAUGHTER RELATIONSHIP

'A Dream For Amy' is really a story about family: how it can either be beautiful and supportive or scary and dangerous. We follow two different characters, Clarissa and Amy, navigate their relationships with their mothers, Lenore and Elizabeth. While Clarissa and Lenore have their differences, theirs is a normal, loving relationship. The true focus of the story is the opposite: the relationship between Amy and Elizabeth.

Elizabeth is a narcissist and an abuser, more interested in control than what's best for Amy. Her needs come first, going so far as to use Amy for food, feeding off her as a vampire. As much as Elizabeth wants to establish a relationship with Amy, she doesn't know how, only repeating the same toxic patterns as her own parents.

As for Amy, she only wants love and connection. She loves Elizabeth and wants to make her happy, like any child, but she also fears her mother. Ultimately, she's trapped between love and fear, leading to her downfall.



And here's our amazing production team



DIRECTOR, PRODUCER

Julia St Pierre

Julia St. Pierre is originally from Wisconsin and is proud alum of UW, Madison. After earning her Bachelor of the Arts in history and theater with a minor in European studies she moved to New York City to pursue a career in acting.

After attending acting school she decided to leave auditioning behind and create her own content. Eight years later she has produced several films. Some stand outs in her filmography include the documentary, 'Our Corner Of The Planet,' which is streaming on IFT Network and Amazon, the feature length narrative film 'The Monster Next To You,' which is streaming on IFT Network, and the narrative feature 'Sleep, Celeste,' which has won awards in film festivals in Los Angeles, California and Rome, Italy.



PRODUCER

Marine Assaiante

Marine Assaiante is a New York-based French screenwriter and producer. She's worked as a producer on corporate shoots, branding videos and commercials for McKinsey & Co and Chase Bank, among others. In 2019, she founded I hear an Accent Productions, where she's created and developed her own projects, including Check, Please!, which, after a festival run comprising more than 80 selections, won 22 awards. Her series, Mom to be, received the NYC Women's Fund for Media in 2022. More recently, she co-produced her first feature film called Her Song, a comedy-drama Executive-Produced by Oscar-winner James Ivory and starring, among a number of extraordinary international actors (Zach Grenier, Marie-Christine Adam, Julien Jacob), the Bollywood icon Kalki Koechlin.

This is the 5th feature film of the Screenwriter/Director Julia St Pierre and we'd like for this one to have an actual budget. We do believe in no budget or very little budget indie film. That saying, we'd like to make an indie vampire movie with great production value. Our goal is to produce a high quality indie movie on a very small budget to make sure our investor gets a best ROI.



BUDGET
MARKETING
70,000
PRODUCTION
90,000
POST-PRODUCTION
40,000
TOTAL BUDGET
200,000

Only $124k of the $200k budget is being raised through Wefunder

We're planning on filming early September 2025 in Upstate New York and finishing post production by the end of 2025. We already secured all our locations, cast & crew. Everything is set to start production in September 1st. We just need the funds now :)



TIMELINE
PRODUCTION
SEPTEMBER 2025
FESTIVAL RUN
JAN- AUGUST 2026
POST-PRODUCTION
OCT-DEC 2025
THEATRE RELEASE /
STREAMING PLATFORM RELEASE
LATE 2026 - EARLY 2027

Horror movies represent a huge market in the film industry, loved by pretty much every countries on earth. After attending the European Film Market in Berlin last February 2025, we can assure you that Horror is stronger than ever. Here's some numbers.

"LOW BUDGET HORROR, INTELLIGENTLY EXECUTED, REMAINS ONE OF THE MOST PROFITABLE SECTORS IN INDEPENDENT FILM."
INDIEWIRE, 2023
$798 M domestically grossed in the USA in 2023
75 M tickets sold in the US in 2023
104.49 B of the marketsize in 2023 / projected to reach 182.23 B by 2031







COMPS
A FILM BY ANA LILY AMIRPOUR
A GIRL WALKS HOME ALONE AT NIGHT
"A NEW VAMPIRE CLASSIC, ONE TO TREASURE ENDLESSLY." — THE PLAYLIST
Budget: About 500k
Life time Gross (US & Canada) $491 910
Life time Gross (world) $587 247
In October of 1994 three student filmmakers disappeared in the woods near Burkittsville, Maryland while shooting a documentary...
A year later their footage was found.
THE BLAIR WITCH PROJECT
Budget: 60k / $200 with marketing
Life time Gross (US & Canada) $140 539 099
Life time Gross (world) $248 639 099





What does it mean to invest in our film and what are some of our perks and incentives? We want to make sure that as our investors and because you're taking the risks, you're rewarded. We're doing an early bird right now until we reach our first 50K so make sure you join us on board early in the process. We also make sure you keep all our investors updated through out the entire process, with multiple zoom meetings and emails.

ROI

Early Bird Investors will be "Made whole" + 30% from first monies back and 40% of the net profits thereafter.
(Early Bird offer valid until we reach our first 50K)

Investors will be "Made whole" + 20% from first monies back and 40% of the net profits thereafter.

Associate Producer title is at $10K
Executive Producer title is at $20K.

Early Bird Investors will be "Made Whole" + 30% from first monies back and 40% of the net profits thereafter. (Early Bird offer valid until we reach our first 50K)

Investors will be "Made Whole" + 20% from first monies back and 40% of the net profits thereafter.

Associate Producer Title is at 10,000 DOLLARS

Executive Producer title is at 20,000 DOLLARS

INCENTIVES

 Imdb credit

 Virtual Live Tour on Set

 Festival Premieres

 Be part of the movie Business

 Creativity Coaching sessions with Marine Assaiante

 Feedback on your script by Julia St Pierre

And here's our Distribution & Marketing strategy. The audience for Horror movie is there, and for Vampire films in particular as well. We just need to make sure we meet them and we connect with the vampire fans. We believe in starting our marketing even before the film is made, by connecting online

with vampire fans, driving them to our facebook page and updated them on our progress.

FILM FESTIVALS WE TARGET
• Fantasia
• Lady Filmmakers
• Toronto After Dark
• Dances with Films
• Sundance
• Beyond Fest
• Ravenna Nightmare Film Festival
• New York City Horror Film Festival
• FilmQuest
• SXSW
• Julien Dubuque International Film Festival
LADY FILMMAKER
SXSW
The New York City Horror Film Festival
Sundance Film Festival
TORONTO AFTER DARK FILM FESTIVAL
FILMQUEST
Frontières
Fantasia
BEYOND FEST
RAVENNA NIGHTMARE FILM FEST
DANCES WITH FILMS
DEFIANTLY INDEPENDENT SINCE 1998





















OUR DISTRIBUTION PLAN
• THEATRE RELEASES / self distribution
• DRIVE INS
• STREAMING PLATFORMS
• PAY PER VIEW PLATFORMS
• AIRLINES
• CRUISES
HORROR AT THE HIWAY
B STREAM
ROXY CINEMA
SHUDDER
SCREAMS ON DEMAND
DARKSIDE CINEMA











MARKETING
• FACEBOOK GROUPS (LOTS OF VAMPIRE GROUPS OUT THERE)
• MOVIE THEATRE IN SMALL TOWN TOUR
• CINEMACON
• NJ HORROR CON
• HORROR CONVENTIONS



We're super excited about this vampire adventure so jump in and join us in this scary ride!